in Kansas City, MO



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The Blind Dragon

Cocktail Bar

Kansas City, MO 64108
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THE PITCH
The Blind Dragon is seeking investment to open a speakeasy cocktail lounge in downtown KC.
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INVESTOR PERKS

The Blind Dragon is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Founder for Club Level Invest $10,000 or more to qualify. Unlimited available

The Club Level grants your 1 free private event per month with open bar and food and whatever the entertainment/keynote is.

Founder + 1% back in gift card per year Invest $25,000 or more to qualify. Unlimited available
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What is the Blind Dragon?

Kansas City has been evolving and growing up, turning a quiet cowtown into a hidden gem of the Midwest. The downtown area has been rebuilt and over 32,000 people live there. It has its own streetcar and vibrant neighborhoods. While downtown has some cool bars and nice speakeasies, it's time for a new spot to continue to elevate the options in the city.

The Blind Dragon is 2 things a Hong Kong style speakeasy and an analogue space in a digital world. You will enter through the back alley underneath an architect's office, first through 2 different atriums. No smart phones will be allowed. You will place your phone in a sealed bag and hold it until you leave. No phones, no internet, no TVs.

You disappear into our world for awhile where you can be your real self and interact on a deeper level with friends, locals and the best people from out of town who happen to be in our city.

Your entire experience will be curated for you from the minute you put your phone away and are escorted into the space. We have a composing team creating a custom music score for the room. We have a scent expert designing corresponding essential oils that match the decor and music. We are designing the space to to allow comfort and yet force interactions with strangers. The amazing cocktails and design visuals will provide the final piece of the experience. All that is left is for you to add the quality conversation with other human beings to make the visit special and unable to be repeated. Our goal is for every guest to think: "I need to come back and bring a friend here!"

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THE TEAM
Guy Brown

Guy began his career working with Chris as the general manager for the Empire Room.

A life long entrepreneur, he has 10 years experience as a general contractor. He has built, rehabbed, and/or managed more than 50 properties for himself and clients. He brings a design, management and construction background to the team to execute on the vision of the concept.

Chris Sefreyn

Chris has been designing, building and managing restaurants, bars and nightclubs for 25 years in Kansas City and New Orleans.

He started with the original Velvet Dog and continued on with Liquid Lounge, Kashmir, Empire Room, Cafe Trocadero, and more. Chris has published a book on Amazon called "The Restaurant & Bar Bible" with all his years of knowledge in it.

He has promoted hundreds of events including 10 years of the City Market Concert Series. This venue hosted the likes of James Brown, The Killers, Widespread Panic, John Mayer and Deathcab for Cutie.

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What Makes This Interesting in the Market?

Cool Building, Great Location: We have an old brick building that currently houses a successful architecture firm. It is 1 block from the Kauffman Center for the Performing Arts and 3 new hotels including the nicest one in town: The Loews. We are visible from Main Street and near a streetcar stop.

No Phones, No Internet: An analogue place in a digital world. There will be no selfies, no photos of the speakeasy on Instagram. It will remain a mystery. Everything that happens here will be memories in your mind and experiences to cherish. We will enforce this no phone policy with vigor.

Beyond Cocktails: People have seen some great cocktails around the country. We will pick our spots to amaze and fill out the drink menu with a broad array of cool cocktails. We will be the first in town to create a notable non-alcoholic menu that allows guests to enjoy the vibe without the liquor.

Curated Experience: Everything will be carefully curated down to the last detail. As if Stanley Kubrick created a speakeasy instead of a film. Our team is led by a Concierge, not just a manager. We get to know our guests and build long term relationships.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Blind Dragon: Kowloon Club

What is it?

The Kowloon Club is a special group of people that support the Blind Dragon and it's mission. The founders part of this will be initial investors who put significant money into the project.

We will open this up to other people who want to pay a fee and be part of this initial club. The goal is to have ongoing special events on a monthly basis where club level members enjoy a different curated experience.

To take the "analogue space in a digital world" to a different level one day a month.

How it Works

The goal here is to curate intellectual experiences at the speakeasy that allow for amazing interactions, conversations, and learning.

We will bring in interesting speakers, authors, musicians, artists, and thought leaders from around the world.

The format will be a relaxed two to three hour event on a Tuesday or Wednesday where people can come and learn some interesting stuff, or simply be immersed in an intellectual or sensory experience.

Kowloon Club Investor Perks

$10k+ - Kowloon Club Founder

$25k+ - KC Founder + 1% back in gift card per year

$50k+ - KC Founder + 2% back in gift card per year

Additional details

Kowloon Club is a special group of people that support the Blind Dragon and it's mission. We will curate private experiences at the speakeasy that allow for amazing interactions, conversations, and learning. We will bring in interesting speakers, authors, musicians, artists, and thought leaders. The format will be a relaxed 1-3 hour event on a Tues/Wed.. Open bar + food. Investors over $10k get in Kowloon Club for free.

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PITCH DECK

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Buildout $139,875

Mainvest Compensation $10,125

Total $150,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$600,000	$750,000	$800,000	$840,000	$882,000
Cost of Goods Sold	$50,000	$62,500	$66,666	$69,999	$73,498
Gross Profit	$550,000	$687,500	$733,334	$770,001	$808,502

EXPENSES

Utilities	$20,000	$25,000	$26,666	$27,999	$29,398
Salaries	$150,000	$153,750	$157,593	$161,532	$165,570
Insurance	$15,000	$15,000	$15,000	$15,000	$15,000
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Legal & Professional Fees	$20,000	$20,500	$21,012	$21,537	$22,075
Operating Profit	$335,000	$463,000	$502,557	$533,165	$565,422

This information is provided by The Blind Dragon. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Appendix B - Reviewed Financials.pdf

Investment Round Status

Target Raise $150,000

Maximum Raise $350,000

Amount Invested $0

Investors 0

Investment Round Ends August 11th, 2023

Summary of Terms

Legal Business Name The Blind Dragon LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 5.5%-12.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

No operating history

The Blind Dragon was established in April of 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Blind Dragon's fundraising. However, The Blind Dragon may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Blind Dragon to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Blind Dragon operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Blind Dragon competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Blind Dragon's core business or the inability to compete successfully against the with other competitors could negatively affect The Blind Dragon's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Blind Dragon's management or vote on and/or influence any managerial decisions regarding The Blind Dragon. Furthermore, if the founders or other key personnel of The Blind Dragon were to leave The Blind Dragon or become unable to work, The Blind Dragon (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Blind Dragon and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Blind Dragon is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Blind Dragon might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Blind Dragon is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Blind Dragon

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Blind Dragon's financial performance or ability to continue to operate. In the event The Blind Dragon ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Blind Dragon nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Blind Dragon will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Blind Dragon is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Blind Dragon will carry some insurance, The Blind Dragon may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Blind Dragon could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Blind Dragon's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Blind Dragon's management will coincide: you both want The Blind Dragon to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Blind Dragon to act conservative to make sure they are best equipped to repay the Note obligations, while The Blind Dragon might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Blind Dragon needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Blind Dragon or management), which is responsible for monitoring The Blind Dragon's compliance with the law. The Blind Dragon will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Blind Dragon is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Blind Dragon fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Blind Dragon, and the revenue of The Blind Dragon can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Blind Dragon to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Blind Dragon. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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